Pocket Counsel, Inc.
Luc Nguyen, Esq.
1192 Draper Pkwy., #244
Draper, UT 84020
Ph: (801) 349-8274

March 25, 2011

By Facsimile to (703) 813-6968

United States Securities & Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
Attn: Mr. Edward M. Kelley
100 F Street, N.E.
Washington, D.C. 20549-4631
Fax (703) 813-6968

Re:	Auscrete Corporation
Pre-effective Amendment 3 to Registration Statement on Form S-1
Filed December 28, 2010
File No. 333-166976

Dear Mr. Kelley:

I am writing in response to your letter dated January 24, 2011 in which you provide comments in connection with the above-referenced registration.  This letter serves only to respond to those specific requests for information or clarification addressed in your letter that do not involve amendments to the Registration Statement.  The numbered responses in this letter correspond to the numbered requests in your letter. The Commission’s Comments appear in bold and italics below.  The Company’s responses immediately follow each corresponding comment.

General

1. We note your response to prior comment 1. However, the disclosure throughout the filing regarding your business and proposed plan of operations, including in the risk factors section, was not revised to reflect your status as a blank check company. Please revise accordingly. We may have further comments on the description of your business after reviewing your response.

Company’s Response.  The Company is confused by this comment.  Amendment 3 had in fact been revised throughout the filing to reflect its status as a blank check company, including in the discussions regarding the Company’s business, proposed plan of operations and the risk factors section.  See “Risk Factors” section beginning on page 4 under the subsections titled “"RULE 419 GENERALLY," "PROHIBITION TO SELL OR OFFER TO SELL SHARES IN ESCROW ACCOUNT," DISCRETIONARY USE OF PROCEEDS; "BLANK CHECK" OFFERING" and "REGULATIONS REGARDING "BLANK CHECK" ISSUERS,” all on page 4 of the filing. See also the first paragraph of page 10 under the section “Plan of Distribution” and the last paragraph of the “Company Overview” subsection under the “DESCRIPTION OF BUSINESS” section found on page 12 for discussions of the Company’s blank check status within discussions of the Company’s business and proposed plan of operations.

2. Disclosures in the first paragraph on the prospectus' front cover page that Auscrete intends to engage a market maker and in "Admission to Quotation on the OTC Bulletin Board" on page 20 that Auscrete expects to have an agreement with Pennaluna & Company, Inc. as the market maker are inconsistent with disclosures in "Plan of Distribution" on page 9 and "Registration and Offer of Securities" on page 22 that Auscrete has engaged Pennaluna & Company, Inc. as its market maker. Please reconcile the disclosures.

Company’s Response. Disclosures in the first paragraph on the prospectus' front cover page and the section "Admission to Quotation on the OTC Bulletin Board" on page 20 have been revised to be conform with the disclosures in "Plan of Distribution" on page 9 and "Registration and Offer of Securities" on page 22.

Prospectus’ Front Cover Page

3. Refer to prior comment 3. As requested previously, please limit the cover page to one page.

Company’s Response. Registration statement revised accordingly.

4. Disclosure in the second paragraph that all subscription funds will be held in escrow pending the achievement of the minimum offering of 2,500,000 shares of common stock is inconsistent with disclosure in recital B of exhibit 10.1 that all subscription funds will be held in escrow until subscriptions for at least 7,000,000 shares are accepted by Auscrete. This disclosure also is inconsistent with the disclosure regarding the requirements of Rule 419 of Regulation C. Please reconcile the disclosures and revise accordingly throughout the filing.

Company’s Response. Recital B of Exhibit 10.1 has been revised to conform with the disclosure regarding the minimum offering of 2,500,000 shares in the main body of the filing.  The disclosure has also been revised to conform to the requirements of Rule 419 of Regulation C.

5.  Please revise the disclosure in the second and third paragraphs to reflect the terms of a blank check offering

Company’s Response. Registration statement revised accordingly.

The Offering, Page 3

6.  Please revise to reflect the requirements of Rule 419 of Regulation C.

Company’s Response. Registration statement revised accordingly.

7.  Notwithstanding the representation made in response to prior comment 10 that directors and the sole officer will not be offering the securities on behalf of Auscrete, the disclosure continues to state that you will conduct the offering on a best efforts basis, using the efforts of your directors and officers. Further, the disclosure on page 10 continues to state that Auscrete has not entered into any agreements or arrangements for the sales of the shares of common stock with any broker-dealer or sales agent.  Please revise or advise.

Company’s Response. Registration statement has been revised to remove any references to offerings to be made by directors and the officer of the Company.  Page 10 has also been revised to eliminate the statement that Auscrete has not entered into any agreements with any broker-dealer or sales agent to offer the securities.

8.  Refer to prior comment 10. As requested previously, if directors and the sole officer are offering the securities on Auscrete's behalf, disclose here and wider "Plan of Distribution" on page 9 that they may be underwriters within the meaning of Section 2(11) of the Securities Act.

Company’s Response. The directors and sole officer will not be offering securities on Auscrete’s behalf and the filing has been revised to eliminate any mention of such.

Risk Factors, Page 4

9. For the new risk factors 2-5 state succinctly in each caption or heading the risk that results from the fact or uncertainty.

Company’s Response. Registration statement revised accordingly.

10. Please revise the risk factor "Because our products are specialty products..." on page 5 to remove the implication that you have commenced operations or have products for sale in the marketplace

Company’s Response. Registration statement revised accordingly.

Use of Proceeds, page 8

11. Please revise to clarify the impact of Rule 419 of Regulation C on your use of the proceeds.

Company’s Response. Registration statement revised accordingly.

12. Revise the disclosure to indicate that Auscrete will use the net proceeds also potentially for establishing its manufacturing facilities, distribution channels, and construction operations. We note the disclosure under Use of Proceeds" on page 1.

Company’s Response. Registration statement revised accordingly.

13. Refer to prior comment 13. As requested previously, please revise the disclosure in this section to provide the information required by Item 504 of Regulation S-K on the intended uses of the proceeds.

Company’s Response. Registration statement revised accordingly.

Company Overview, page 12

14. Refer to prior comment 17. As requested previously, please revise the disclosure in the first paragraph to clarify when Auscrete intends to begin operations.

Company’s Response. Registration statement revised accordingly.

15. Refer to prior comment 18. Indicate how the estimated values of the assets being acquired from Auscrete of Oregon were determined. Further, as requested previously, please disclose why you are structuring your company in this manner rather than conducting the business through Auscrete of Oregon.

Company’s Response. The estimated values of the assets being acquired from Auscrete of Oregon were determined based on the original acquisition costs of the respective assets by Auscrete of Oregon.  We are structuring our company in this manner rather than conducting the business through Auscrete of Oregon because our company is only interested in acquiring certain assets of Auscrete of Oregon.  Auscrete of Oregon own assets for use in other industries (e.g., transportation and agricultural machinery) that would not benefit our company.   Auscrete of Oregon will change its name upon completion of the asset acquisition.

16. The second paragraph refers to Mr. John Sprovieri as "one of our founders." Disclosure on page 13 and elsewhere refers to Mr. Sprovieri as Auscrete's founder.  If Auscrete has more than one founder, identify all of the founders. Alternatively, please revise the disclosure in the second paragraph and elsewhere in the registration statement to refer to Mr. Sprovieri as Auscrete's sole founder.

Company’s Response. Registration statement revised accordingly.

17.   We assume that inclusion of the word "Plush" in this subsection's last sentence is inadvertent. Please revise.

Company’s Response. The word “Plush” has been removed.

Founder's Development Activities to Date, page 13

18.   Disclosure that Mr. John Sprovieri obtained the technology in basic cellular lightweight concrete manufacturing more than three years ago appears inconsistent with disclosure under "Technology" on page 15 that Mr. Sprovieri became the holder of the rights for North America when he became associated with Cellucon in 1992. Please reconcile the disclosures.

Company’s Response. Mr. Sprovieri held the Rights to North America during the time when the Cellucon Company was active. However, there are no Rights to the product now as the Cellucon Company is totally defunct. Registration statement revised accordingly.

Current Projects of Auscrete of Oregon, page 14

19.   Notwithstanding the representation made in response to prior comment 19 that all current and future projects of Auscrete of Oregon become part of the sale and acquisition, disclosure under "Company Overview" on page 12 indicates that the only assets being acquired are purchased equipment and manufactured specialized equipment, including intellectual property.  Please revise.

Company’s Response. Registration statement revised accordingly.  See penultimate sentence of second paragraph under “Company Overview” section.

20.   The references to exhibits 10.4 and 10.5 under asterisks **** and ***** are inconsistent with the exhibit list and the exhibits filed as exhibits 10.5 and 10.6. Please reconcile the disclosures.

Company’s Response. Registration statement revised accordingly.

Technology, page 15

21. Refer to prior comment 16. Since Auscrete of Oregon has had minimal operations and Auscrete of Wyoming has not begun operations, provide us the basis for the statement "The biggest advantage of Auscrete's technology is that it can be produced as large panels at very low cost in a casting factory atmosphere with controlled simple casting techniques that ensures absolute quality control."

Company’s Response. Registration statement revised accordingly.

22.   Refer to prior comments 23 and 27. File as an exhibit to the registration statement the agreement evidencing Mr. John Sprovieri's rights for North America. As requested previously, provide under "Patents and Trademarks" on page 20 a materially complete description of the intellectual property rights for Auscrete's proposed product.

Company’s Response. Registration statement revised accordingly. Section titled “Patents and Trademarks” has been changed to “Intellectual Property” and discussion has been updated accordingly. Mr. Sprovieri does not own any formal rights to the Cellucon aerated concrete production process, only the know-how gained from his development work in creating the Cellucon product, which he has adapted and refined in the United States commencing some seven years ago. The Cellucon company, Romarada Chemicals closed permanently in 2003 due to the death of the owner as disclosed under Technology on pages 15 and 16 of the Registration Statement.

23.   Disclosure that the Cellucon process has been further refined over the last seven years by Auscrete's founders is inconsistent with disclosure on page 26 that Mr. John Sprovieri began redevelopment of the Auscrete technology in 2005. Please reconcile the disclosures.

Company’s Response.  Disclosure on page 27 (previously page 26) has been revised to be consistent with the disclosure under this section.

Housing Construction, page 16

24.   Refer to prior comment 16. Provide us the basis for the assertions that Auscrete's proposed product will have "unparalleled energy efficiency" and "excellent sound reduction."

Company’s Response.  Claims regarding “unparalleled energy efficiency” and “excellent sound reduction” have been replaced by more generic descriptions.

25.   Refer to prior comment 24. Disclosure indicates that Auscrete would be unable to take advantages of these two opportunities without manufacturing in place. Additionally, disclosure under "Revenue" on page 18 indicates that these opportunities are contingent on Auscrete's raising the required funds for establishing its manufacturing capabilities, and disclosure under "Plan of Operations" on page 22 that Auscrete's plan of operations depends wholly on its ability to raise the minimum offering of $750,000 under this registration statement.  Further, disclosure indicates that these opportunities could be serviced by other construction companies using existing methods, Since Auscrete has not raised the required funds for establishing its manufacturing capabilities and does not have manufacturing in place, there is no reasonable basis for the assertion that these are "two immediate market opportunities." Please delete this subsection in its entirety. Please revise also the last paragraph under "Revenues" on page 18 accordingly.

Company’s Response. The Company misstated its manufacturing capability.  If the Company can raise the minimum offering of $750,000, part of the assets it will be acquiring from Auscrete of Oregon is a fully operational manufacturing plant.  Page 14 shows photos of the plant, which is fully functional. The Company requires the minimum offering for working capital, including supplies, materials and labor to operate the plant. With adequate working capital, the plant is capable of producing 700 panels per year plus roof panels. Based on this capacity, the Company is capable of meeting the needs of these “two immediate market opportunities.”  The last sentence of the first paragraph stating “Without manufacturing in place, Auscrete would not be able to take advantage of these opportunities” under “Immediate Market Opportunities” has been removed to reflect this capacity.  Finally, the second sentence of the last paragraph under “Revenue” on page 18 has been changed from “However, as discussed above, the Company has two letters of intent attached as Exhibits 10.6 and 10.7 that present immediate market opportunities contingent on the Company raising the required funds for establishing and launching its manufacturing capabilities” to  “However, as discussed above, the Company has two letters of intent attached as Exhibits 10.6 and 10.7 that present immediate market opportunities contingent on the Company raising the Minimum Offering for working capital to take advantage of the manufacturing capabilities of the assets to be acquired from Auscrete of Oregon.”

Government Regulations, page 19

26.   Refer to prior comment 16. There appears to be no reasonable basis for the statement "These potential regulations may increase the cost of compliance but Auscrete is confident that its products will be able to meet or exceed any proposed requirements." Please delete.

Company’s Response. The statement has been deleted.

Research and Development, page 20

27.   Refer to prior comment 26. As requested previously, provide a materially complete description of the research and development activities of Auscrete's founders as they pertain to the product that Auscrete intends to sell. We note the disclosure on page 26 that Mr. John Sprovieri began redevelopment of the Auscrete technology in 2005.

Company’s Response. The section “Research and Development” has been revised to provide a more detailed description of the founder’s research and development activities.

Plan of Operations, page 21

28. To the extent that you have any updates to the progress of your operations, please provide a recent developments section to disclose and discuss such information.

Company’s Response.  There are no updates to report.

Registration and Offer of Securities, page 22

29.   Refer to prior comment 31. We note the added disclosure that there is no written agreement with VAWT Earth Wind and Power Corp. for its consulting services. If Auscrete is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, Auscrete should provide a written description of the contract as an exhibit to the registration statement. For guidance, you may wish to refer to Question 146.04 in the Regulation S-K section of our "Compliance and Disclosure Interpretations" available on the Commission's website http://www.sec.gov.

Company’s Response.  An exhibit describing the oral contract between the Company and VAWT Earth Wind and Power Corp. is attached as Exhibit 10.9.

Establish Office and Manufacturing Facility, page 22

30.   Refer to prior comment 32. The amounts of $1,520,000 and $475,000 in this subsection do not reconcile with the disclosure on page 18 in which total asset expenditures for year one are $1,979,000. Please reconcile the disclosures.

Company’s Response. The amounts in this section as well as the amounts on page 19 have both been adjusted and have been reconciled.

Design and Architecture, page 24

31.   Refer to prior comment 16.  Provide us the basis for the assertion that the technology Auscrete is using has been proven here as well as in many other parts of the world."

Company’s Response.  The phrase “has been proven here as well as in many other parts of the world” has been removed.

Projected Revenues and Expenses, page 22

32.   Refer to prior comment 33. Please delete this subsection.

Company’s Response. The subsection has been deleted.

Directors. Executive Officers. Promoters and Control Persons, page 26

33.  Please revise Mr. John Sprovieri's biographical information to identify specifically the companies that he previously founded and their status upon his departure.

Company’s Response. Registration statement revised accordingly.

34.  Refer to prior comment 37. Provide us the basis for the assertion that Mr. John Sprovieri "created significant markets" during the past five years.

Company’s Response. The assertion that Mr. John Sprovieri "created significant markets" during the past five years has been deleted.

Significant Events, page 27

35.   Provide us a copy of the judgment entered against Mr. John Sprovieri and Austrak Corporation in favor of Safeco Insurance Company on June 21, 2007 in Clackamas County Circuit Court, Oregon City, Ore.  Note that it is inappropriate for Mr. Sprovieri to speculate on the facts and circumstances surrounding the judgment in a disclosure document under the federal securities laws. Please revise the disclosure to state the actual facts and circumstances surrounding the judgment. Further, disclose, if true, that Mr. Sprovieri has had no contact with Safeco on the matter and explain why.

Company’s Response. A copy of the judgment is attached to this letter.  The disclosure has been updated as recommended.

Certain Relationships and Related Transactions, page 28

36.   Refer to prior comment 38. As requested previously, disclose whether Auscrete's sale of building materials to related parties will be on the same terms as Auscrete's sale of building materials to unaffiliated parties.

Company’s Response. Registration statement revised accordingly.

Financial Statements, page 30

General

37.   Please tell us what consideration you have given to providing an audited statement of operations and statement of cash flows.

Company’s Response. With no current operations and thus no cash flows, the Company deemed the inclusion of an audited statement of operations and statement of cash flows would be irrelevant.

Report of Independent Registered Public Accounting Firm, Page F-1

38.   Please have your independent registered public accountants provide a signed audit opinion.

Company’s Response. The independent registered public accountants’ signed audit opinion is included directly before the financial statements titled as “Report of Independent Registered Public Accountant.”

Statement of Stockholders' Equity, page F-3

39.   We note your response to prior comment 41 from our comment letter dated October 25, 2010; however, it does not appear that you were responsive to our comment. In this regard, we have reissued our previous comment. Please revise your statement of shareholders' equity to provide for each common stock issuance the date and number of shares of stock issued for cash as required by FASB ASC 915-215-45-1(a) through (h). You may aggregate the common stock issuances into one line if they occurred during the same fiscal year, were for the same type of consideration, and cost the same amount per share. 'See FASB ASC 915-215-45-2 for guidance.

Company’s Response. The “Statement of Stockholders’ Equity” has been revised accordingly.

40.   Refer to prior comment 42. As noted previously, the consent is to be filed as an exhibit to the registration statement. As requested previously, please remove the consent from the body of the registration statement.

Company’s Response. Registration Statement revised accordingly.

Index of Exhibits, page 11-2

41. We note that you have renumbered exhibits filed previously. For example, exhibit 10.2 was exhibit 10.1; exhibit 10.4 was exhibit 10.3; exhibit 10.6 was exhibit 10.5; and exhibit 10.8 was exhibit 10.7. The number assigned initially to an exhibit should not change in a subsequent amendment to the registration statement. Please comply with this comment in any future amendment to the registration statement.

Company’s Response. Company will comply with the commission’s recommendation regarding not changing numbering of exhibits on future amendments.

Exhibit 10.1

42. The terms of the escrow agreement do not appear to comply with Rule 419(b)(4) of Regulation C. Please revise or advise.

Company’s Response. The escrow agreement has been revised to comply with Rule 419(b)(4).

Exhibits 10.2, 10.4 and 10.6

43.  Refer to prior comment 44. As requested previously, refile the exhibits in their entirety to include their schedules.

Company’s Response. Separate Index to Exhibits Schedule has been added as Item 16, page II-2. There are no separate housing schedules as sales were consummated without the use of schedules.

Exhibit 10.8

44.  Refer to prior comment 45. As requested previously, refile the exhibit in its entirety to include the date of the letter's execution.

Company’s Response. Exhibit revised and refiled accordingly.

Exhibit 23.1

45.  Refer to prior comment 46. As noted previously, the independent registered public accountant must consent also to being named in the registration statement. Please revise.

Company’s Response. Consent revised accordingly.

In conclusion, we look forward to your response to the revisions we have incorporated.  In the meantime, please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

Pocket Counsel, Inc.

/s/ Luc Nguyen
Luc Nguyen, Esq.

Attachment to Company Response Letter

IN THE CIRCUIT COURT OF THE STATE OF OREGON
FOR CLACKAMAS COUNTY
CLACKAMAS COUNTY COURTHOUSE
807 Main Street Oregon City, Oregon 97045
(503) 655-8447

RECEIVED
JUN 25 2007
STEWART, SOKOL & GRAY

June 22, 2007

H LEE COOK
Attorney at Law
STEWART SOKOL & GRAY LLC
2300 SW FIRST AVE #200
PORTLAND OR 97201-5047

Bar#: 86172

Safeco Insurance Company Of /Austrak Corporation
Case#: CV06100522 C Civil Other

NOTICE OF ENTRY OF JUDGMENT
DOCKETED

A Judgment was entered in the register of the Court in the above-noted case on June 21, 2007.

Judgment General Creates Lien
was docketed in the circuit Court judgment docket.

This notice is sent in accordance with ORCP 70B.

Client(s) of Addressee:
SAFECO INSURANCE COMPANY OF AM

Print Judgments...... Clackamas County Circuit Court — KLB 6/21/07 11:11 A
Case#......CV06100522 Safeco Insurance Company Of /Austrak Corporation — Status Closed INAC
Civil Other

---

1 Judgment General Creates Lien

Docket Entry Date...	6/21/07	Judgment Status.....	Unsatisfd
Judgment Date.......	6/20/07	Docket Entry Time...	11:07 AM
Judgment............	$10,000.00	Volume/Page.........	
Jgm Interest........	$1,094.79		
Jgm Attorney Fees...	$2,398.50		
Court Costs.........	$665.50		

Post judgment interest 9% per annum from date of entry until fully paid.

PTY	JGMT ROLE	PLAINTIFF	ROLE	JUDGMENT STATUS
1	Plaintiff	SAFECO INSURANCE COMPANY OF AM	Creditor	

PTY	JGMT ROLE	DEFENDANT	ROLE	JUDGMENT STATUS
1	Defendant	AUSTRAK CORPORATION	Debtor	Unsatisfied
2	Defendant	SPROVIERI ALLEN JOHN	Debtor	Unsatisfied

EVT	ENTER DT	FILE DT	EVENT/FILING/PROCEEDING	SCD DT	TIME
20	6/21/07	6/20/07	Judgment General Creates Lien		
		6/18/07	Signed		
			JUD 3 Miller Eve L		
			Related event # 22		

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